UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cano Health, Inc.
(Name of Issuer)

Class A common stock, $0.0001 par value per share
(Title of Class of Securities)

13781Y103
(CUSIP Number)

Michael Racich 1601 Washington Avenue, Suite 800 Miami Beach, Florida 33139 (203) 422-7718

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13781Y103	Page 2 of 4 Pages
SCHEDULE 13D
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Barry S. Sternlicht

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
25,480,624(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
25,480,624(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25,480,624

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	The inclusion of these securities in this report shall not be deemed an admission of beneficial ownership of all of the reported securities for purposes of this Schedule 13D or for any other purpose.

(2)
Percentage is calculated based on 264,174,645 shares of Class A Common Stock issued and outstanding as of March 13, 2023 as reported by the Issuer in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the U.S. Securities and Exchange Commission on March 15, 2023 (the “Form 10-K”), plus shares of Class A Common Stock underlying the Private Placement Warrants and restricted stock units (“RSUs”) held by the Reporting Person or affiliates thereof.  As further provided herein, the Reporting Person has entered into the Group Agreement (as defined below). Information regarding the beneficial ownership of the other members of the Group (as defined below) that has been provided to the Reporting Person is set forth herein and the shares and percentage of the Class A Common Stock reported in the tables above do not include any shares of capital stock of the Issuer that may be deemed to be beneficially owned by any member of the Group other than the Reporting Person and his affiliates.

CUSIP No. 13781Y103	Page 3 of 4 Pages
SCHEDULE 13D
This Amendment No. 3 to Schedule 13D (this “Amendment No. 2”) is being filed with respect to the shares of Class A Common Stock, $0.0001 par value per share (the “Common Stock”) of Cano Health, Inc., a Delaware corporation (the “Issuer”), to amend the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 14, 2021 (as amended by Amendment No. 1 thereto filed on July 27, 2021, Amendment No. 2 thereto filed on March 31, 2023, and this Amendment No. 3, the “Schedule 13D” or this “Statement”).  Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 3 is being filed to amend Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

On March 30, 2023, the Reporting Person, Elliot Cooperstone and Dr. Lewis Gold resigned as members of the Board (collectively, the “Former Directors”).  On April 2, 2023, the Former Directors and certain of their affiliates entered into the Group Agreement (as defined below) pursuant to which they agreed to act together to pursue change at the Issuer, including, but not limited to, the replacement of the CEO, sale of non-core assets and enhancement of shareholder value. The Former Directors and certain of their affiliates may be deemed to be a group (the “Group”) for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).  As more fully set forth in Item 5(a) hereof, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B Common Stock outstanding as of March 13, 2023 as set forth in the Form 10-K.

The Group Agreement (as defined below) is described in Item 6 of this Schedule 13D and is attached as Exhibit H hereto and incorporated herein by reference.  The Reporting Person understands that the other Former Directors (and, if applicable, the relevant affiliates thereof) will make one or more separate Schedule 13D filings pursuant to Rule 13d-1(k)(2) under the Act containing their respective information. The Reporting Person assumes no responsibility for the information contained in any such Schedule 13D filed by any other Former Director or any affiliate thereof. The Reporting Person expressly disclaims beneficial ownership of any securities owned or acquired by other members of the Group.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby amended by adding the following thereto:

As a result of entering into the Group Agreement (as defined below), the Reporting Person and the other parties thereto may be deemed to have formed a “group” pursuant to Rule 13d-5(b)(1) promulgated under the Act.  The Reporting Person has been advised that (i) Elliott Cooperstone and his affiliates may be deemed to beneficially own 14,825 shares of Class A Common Stock and 159,780,988 shares of Class B Common Stock, and (ii) Dr. Lewis Gold and his affiliates may be deemed to beneficially own 1,706,760 shares of Class A Common Stock and 1,391,935 shares of Class B Common Stock. Accordingly, assuming full vesting and conversion of any convertible securities held by the Group, the aggregate voting power of the Group is approximately 35.7% based on an aggregate of 528,178,564 shares of Class A Common Stock and Class B Common Stock outstanding as of March 13, 2023 as set forth in the Form 10-K.  The Reporting Person disclaims beneficial ownership of any shares of capital stock of the Issuer owned by the other members of the Group.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On April 2, 2023, the Reporting Person, the other Former Directors and the other parties named therein entered into the Group Agreement, a copy of which is attached as Exhibit H hereto and is incorporated  herein by reference (the “Group Agreement”).  Pursuant to the terms of the Group Agreement, the parties thereto have agreed to form the Group for the purpose of working together to enhance shareholder value at the Issuer. The Group Agreement provides, among other things, that any party thereto may terminate his/its rights and obligations (subject to the surviving rights and obligations referred to therein) under the Group Agreement on 24 hours’ written notice to all other parties thereto.

Item 7.	Material to Be Filed as Exhibits.

H – Group Agreement, dated as of April 2, 2023, among the Reporting Person and other parties identified therein.

[Signature page follows.]

CUSIP No. 13781Y103	Page 4 of 4 Pages
SCHEDULE 13D
SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 3, 2023

Barry Stuart Sternlicht

By:	/s/ Michael Racich, Attorney-in-Fact for Barry Stuart Sternlicht
Barry S. Sternlicht